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                                                                     EXHIBIT 2.2

                        UNITED STATES BANKRUPTCY COURT
                          SOUTHERN DISTRICT OF TEXAS
                               VICTORIA DIVISION

IN RE:                                 (S)
                                       (S)
SOUTHERN MINERAL CORPORATION,          (S)   CASE NO. 99-60359-V2-11
SMC PRODUCTION COMPANY,                (S)   CASE NO. 99-60360-V2-11
AMERAC ENERGY CORPORATION,             (S)   CASE NO. 99-60361-V2-11
BEC ENERGY, INC.,                      (S)   CASE NO. 99-60362-V2-11
SMC ECUADOR, INC.,                     (S)   CASE NO. 99-60363-V2-11
                                       (S)
     Debtors.                          (S)   Jointly Administered Under
                                             CASE NO. 99-60359-V2-11


                 ORDER CONFIRMING DEBTORS' SECOND AMENDED PLAN
                       FILED ON MAY 2, 2000, AS AMENDED

     The Debtors' Second Amended Plan of Reorganization Filed May 2, 2000 amended: (i) on June 19, 2000 by the Modification to Debtors' Second Amended Plan of Reorganization Filed May 2, 2000; (ii) on June 29, 2000 by the Second Modification to Debtors' Second Amended Plan of Reorganization Filed May 2, 2000; and (iii) on July 5, 2000 by the Third Modification to Debtors' Second Amended Plan of Reorganization Filed May 2, 2000 came on for confirmation hearing before the undersigned on July 5, 2000 and continued to July 19, 2000.

     The "Debtors' Second Amended Plan Filed May 2, 2000" (the "Original
Plan"), together with the Disclosure Statement/1/, were served on all Creditors and holders of Interests entitled to vote on the Original Plan. Additionally, as a result of the modifications to the Original Plan, pursuant to instructions from this Court at the conclusion of the hearing on Confirmation on July 5, 2000, notice was sent to the holders of Class 4 Debenture Claims who had previously voted on the Original Plan advising them of (i) the change in their treatment and change in the treatment


----------------
/1/ Capitalized terms used herein that are defined in the Plan shall have the meaning set forth therein.






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of the Class 6 holders of Interests, (ii) the opportunity to object to the
Plan, (iii) the opportunity to change their vote, and (iv) the continued confirmation hearing set for July 19, 2000.

     The Original Plan as amended by the modifications filed June 19, 2000, June 29, 2000 and July 5, 2000 is hereinafter designated the "Plan".

     This Court having determined after notice and hearing that the requirements of confirmation set forth in 11 U.S.C. (S)1129 have been satisfied for the reasons set forth in the Findings of Fact and Conclusions of Law For the Confirmation of Debtors' Second Amended Plan Filed May 2, 2000. As Amended entered simultaneously herewith; and good cause appearing, NOW, THEREFORE, IT IS ORDERED, ADJUDGED AND DECREED THAT:

     1. The Plan, including all exhibits thereto, which is attached as Exhibit "1" to this Confirmation Order and which is incorporated herein by reference, is hereby approved and confirmed in all respects pursuant to Section 1129 of the Bankruptcy Code. All objections and responses to, and statements and comments regarding the Plan, to the extent they have not been withdrawn prior to entry of this Confirmation Order, are hereby expressly overruled and deemed withdrawn with prejudice.

     2. The Debtors, Reorganized Debtors, and each other appropriate party and their respective directors, officers, members, agents, and attorneys are hereby authorized to take all actions necessary or appropriate to effect and implement the Plan and to enter into, implement and consummate the transactions, instruments, releases, notes, security agreements, and other agreements created in connection with the Plan, referred to therein, and contemplated thereby, including without limitation the Take-out Loan.



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     3. Pursuant to Sections 1123(a) and 1142(a) of the Bankruptcy Code and the
provisions of this Confirmation Order, the Plan and all Plan related documents shall apply and be enforceable notwithstanding any otherwise applicable non-bankruptcy law.

     4. This Confirmation Order shall constitute all approvals and consents required, if any, by the laws, rules or regulations of any State or any other governmental authority with respect to the implementation or consummation of the Plan and any Plan related documents, instruments or agreements, and any amendments or modifications thereto, and any other acts referred to in or contemplated by the Plan.

     5. The executory contract and unexpired lease provisions of Article VIII of the Plan are hereby approved. As of the Consummation Date, Debtors are hereby deemed to have assumed each executory contract and unexpired lease pursuant to
Section 365 of the Bankruptcy Code to which it is a party unless such contract or lease (i) was previously assumed or rejected by the Debtors, (ii) previously expired or terminated pursuant to its own terms, (iii) was set forth on Schedule VIII.A. to the Plan, or (iv) is the subject of a motion to reject filed on or before the Confirmation Date.

     6. Except as otherwise provided in the Plan or this Confirmation Order, on the Effective Date, all assets of the Debtors and their estates shall vest in Reorganized Debtors, all free and clear of all claims, liens, encumbrances and interests.

    7. All consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge, and release of, all Claims of any nature whatsoever against the Debtors or any of their assets or properties and except as otherwise provided in the Plan or this Confirmation Order. Upon the Consummation Date, so long as the Debtors have distributed the New Common Stock and the Cash Payment to the Indenture Trustee, the Debtors



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shall be deemed discharged and released under Section 1141(d)(1)(A) of the
Bankruptcy Code from any and all Claims, including, but not limited to, (i) debts, demands and liabilities that arose before the Confirmation Date, (ii) any liability (including withdrawal liability) to the extent such Claims relate to services performed by employees of Southern Mineral prior to the Petition Date and that arises from a termination of employment or a termination of any employee or retiree benefit program regardless of whether such termination occurred prior to or after the Confirmation Date, and (iii) all debts of the kind specified in Sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (a) a proof of Claim based upon such debt is filed or deemed filed under Section 501 of the Bankruptcy Code, (b) a Claim based upon such debt is Allowed under Section 502 of the Bankruptcy Code, or (c) the holder of a Claim based upon such debt accepted the Plan. This Confirmation Order shall be a judicial determination of the discharge of all liabilities of the Debtors.

     8. Neither the Reorganized Debtors nor the Creditors' Committee, nor any of their respective present or former members, officers, directors, employees, advisors, attorneys, or agents, shall have or incur any liability to any holder of a Claim or an Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Case, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

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     9. Notwithstanding any other provision of the Plan, no holder of a Claim or
Interest, no other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the Reorganized Debtors, the Creditors' Committee, or any of their respective present or former members, officers, directors, employees, advisors, attorneys, or agents, for any act or omission in connection with, relating to, or arising out of the Chapter 11 Case, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct.

    10. Except as otherwise expressly provided in the Plan or this Confirmation Order, all entities who have held, hold or may hold Claims against the Debtors, or Interests in Southern Mineral, are hereby permanently enjoined, on and after the Consummation Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim or Interest, (ii) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against the Debtors on account of any such Claim or Interest, (iii) creating, perfecting or enforcing any encumbrance of any kind against the Debtors or against the property or interests in property of the Debtors on account of any such Claim or Interest and (iv) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from the Debtors or against the property or interests in property of the Debtors on account of any such Claim or Interest. The foregoing injunction will extend to successors of the Debtors (including, without limitation, Reorganized Southern Mineral) and its respective properties and interests in property.

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        11. On or prior to the Effective Date, the Debtors shall pay all fees payable pursuant to 28 U.S.C. (S)1930.

        12. Pursuant to Section 1146(c) of the Bankruptcy Code, any transfers from a Debtor to a Reorganized Debtor or any other Person or entity pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment. Consequently, the appropriate state or local governmental officials or agents are directed to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

        13. Except as otherwise provided in the Plan, the Administrative Claims Bar Date for filing of all Administrative Claims, including Substantial Contribution Claims (but not including claims for Professional Fees or the expenses of the members of the Creditors' Committee), with be 45 days after the date of entry by the clerk of the Bankruptcy Court of this Confirmation Order. Holders of asserted Administrative Claims, other than claims for Professional Fees or the expenses of the members of the Creditors' Committee, not paid prior to the Confirmation Date must file and serve on the Debtors and their counsel proofs of Administrative Claim (or application for compensation or reimbursement of expenses in the case of Substantial Contribution Claims) on or before such Administrative Claims Bar Date or forever be barred from doing so. The Debtors or Reorganized Debtors, as the case may be, shall have 45 days (or such longer period as may be allowed by order of the Bankruptcy Court) following the Administrative Claims Bar Date to review and object to such Administrative Claims before a hearing for determination of allowance of such Administrative Claims.

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        14. In accordance with the the Plan, the Distribution Record Date shall be the first (1st) Business Day following the date of entry by the clerk of the Bankruptcy Court of the Confirmation Order.

        15. The failure to reference any particular provision of the Plan in this Confirmation Order shall have no effect on the binding effect, enforceability or legality of such provisions and such provisions shall have the same binding effect, enforceability or legality as every other provision of the Plan. Each term and provision of the Plan is valid and enforceable pursuant to its terms.

        16. This Court shall retain jurisdiction, to the maximum extent permitted by the Bankruptcy Code and other applicable law, of all matters described in the Plan and arising out of, and related to, the Chapter 11 Case and the Plan pursuant to, and for the purpose of, Sections 105(a) and 1142 of the Bankruptcy Code.

        17. All ad valorem tax claims of the County of Shackleford, Albany Independent School District, Shackleford County Hospital District (collectively, the "Shackleford Taxing Authorities") for the year 2000 shall retain their statutory liens until payment of all tax, penalty and interest protected by those liens, and all ad valorem tax claims of the Shackleford Taxing Authorities for the year 2000 are hereby deemed to be post-confirmation debts to be timely paid when otherwise due or be subject to state court collection without further recourse to the Bankruptcy Court; provided, however, this provision shall not prejudice the right of the Debtors to challenge the validity or extent of these taxes to any extent that the Debtors otherwise would be able to do so under Title 11 of the United States Code or other applicable law.

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DATED: July 19, 2000.


                                        /s/  WESLEY W. STEIN
                                      -----------------------------------
                                             WESLEY W. STEIN
                                             UNITED STATES BANKRUPTCY JUDGE

After entry please return to:

S. Margie Venus
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
711 Louisiana, Suite 1900
Houston, Texas 77002
(713) 220-5800
(713) 236-0822 facsimile

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